FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Scrip Dividend announcement made on 03 June 2004
	2.	Director Shareholding announcement made on 09 June 2004
	3.	Director Shareholding announcement made on 09 June 2004
	4.	Over Allotment Option announcement made on 10 June 2004

Enclosure No. 1

The Royal Bank of Scotland Group plc (the "Company")

Scrip Dividend

3,586,313 new ordinary shares of 25 pence each will expect to be listed on 4 June 2004 as fully paid up under the Company's Scrip Dividend Scheme. These new shares will rank pari passu in all respects with the existing shares of the Company. Application has been made to the UK Listing Authority and the London Stock Exchange for the new shares to be admitted to the Official List.

Further copies of this announcement are available at the Company's Offices at 36 St Andrew Square, Edinburgh, EH2 2YB and a copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authorities Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: 020 7676 1000

Enclosure No. 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Anderson Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Frederick Anderson Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Frederick Anderson Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.79

13. Date of transaction

7 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

64,763

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2876

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Norman Cardie McLuskie

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Norman Cardie McLuskie

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

16.79

13. Date of transaction

7 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

157704

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2876

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Inglis Watt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Frederick Inglis Watt

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2003

7. Number of shares / amount of stock acquired

84

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.866

13. Date of transaction

4 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

7537

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Inglis Watt

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs Helen Watt

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2003

7. Number of shares / amount of stock acquired

74

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.866

13. Date of transaction

4 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

7611

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir George Ross Mathewson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir George Ross Mathewson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2003

7. Number of shares / amount of stock acquired

19

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.866

13. Date of transaction

4 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

247997

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Iain Samuel Robertson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Iain Samuel Robertson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2003

7. Number of shares / amount of stock acquired

2644

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.866

13. Date of transaction

4 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

128176

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Norman Cardie McLuskie

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2003

7. Number of shares / amount of stock acquired

22

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.866

13. Date of transaction

4 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

154739

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2003

7. Number of shares / amount of stock acquired

2957

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.866

13. Date of transaction

4 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

157696

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Eileen Alison Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Eileen Alison Mackay

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2003

7. Number of shares / amount of stock acquired

62

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.866

13. Date of transaction

4 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

6202

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Eileen Alison Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self & spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Eileen Alison Mackay

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Alastair Muir Russell and Eileen Alison Russell

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2004

7. Number of shares / amount of stock acquired

67

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.866

13. Date of transaction

4 June 2004

14. Date company informed

8 June 2004

15. Total holding following this notification

6269

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

9 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4

The Royal Bank of Scotland Group plc
10 June 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO, THE UNITED STATES, CANADA OR JAPAN

The Royal Bank of Scotland Group plc ("RBS")

PLACING OF NEW ORDINARY SHARES - EXERCISE OF OVER ALLOTMENT OPTION

Further to the announcement made on 5 May 2004 regarding the placing of 156,038,000 New Ordinary Shares in RBS at 1620 pence per New Ordinary Share, RBS has received notice from Merrill Lynch International, as stabilising manager, on behalf of itself and Goldman Sachs International and UBS Limited as joint bookrunners, exercising the over allotment option granted to Merrill Lynch International under the placing agreement entered into on 5 May 2004.

Merrill Lynch International has requested that RBS issue a further 8,962,000 New Ordinary Shares (the "Additional Shares") at the placing price of 1620 pence per ordinary share under the over allotment option for an aggregate amount of £145,184,400. Application has been made for, and the issue and allotment of the Additional Shares is conditional on, admission of the Additional Shares to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange. It is expected that admission will become effective on 15 June 2004.

Enquiries:

The Royal Bank of Scotland Group plc

Media:
Howard Moody	Tel:	+44 (0) 207 672 1924
Group Director, Communications	Mob:	+44 (0) 7768 033562

Investor Relations
Richard O'Connor	Tel:	+44 (0) 207 672 1763
Head of Investor Relations	Mob:	+44 (0) 7909 873681

This announcement has been issued by and is the sole responsibility of RBS. Merrill Lynch International, Goldman Sachs International and UBS Limited are each acting for RBS and no one else in relation to the placing and will not be responsible to anyone other than RBS for providing the protections afforded to their customers nor for providing advice in relation to the placing.

This announcement does not constitute a public offer under any applicable legislation or an offer to sell or solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments either in the United States or elsewhere. The information contained herein is not for publication or distribution to persons in the United States. The Additional Shares have not been and will not be registered under the U.S. Securities Act of 1933 ("the Securities Act") and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offering of the Additional Shares in the United States.

Stabilisation/FSA

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2004

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat